[redacted]

11015938

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC
Mail Processing
Section
FEB 24 2011
Washington, DC
124

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52879

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shoreline Pacific, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 Montgomery Street, Suite 1010
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Harlan P. Kleiman 415-435-4260
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rowbotham & Company LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street, Suite 1200 (Address) San Francisco (City) California (State) 94105 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mr. Harlan P. Kleiman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shoreline Pacific, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Member

Title

See Attached.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHORELINE PACIFIC, LLC

FINANCIAL STATEMENTS

For the Years Ended December 31, 2010 and 2009
With
Report of independent Auditors

Rowbotham
& Company LLP

TABLE OF CONTENTS

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO SANTA CLARA

INDEPENDENT MEMBER OF
POLARIS™
INTERNATIONAL

Report of Independent Auditors

To the Member:

We have audited the accompanying statements of financial condition of Shoreline Pacific, LLC as of December 31, 2010 and 2009, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Shoreline Pacific, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Shoreline Pacific, LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shoreline Pacific, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Rowbotham & Company LLP

San Francisco, California
February 18, 2011

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
5201 GREAT AMERICA PKWY, SUITE 320, SANTA CLARA, CA 95054 TEL. (408) 850 - 7295 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM

SHORELINE PACIFIC, LLC

Oath of Corporate Officer
December 31, 2010

I affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules are true and correct. I further affirm that neither Shoreline Pacific, LLC nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Harlan P. Kleiman
Shoreline Pacific, LLC

SHORELINE PACIFIC, LLC

Statements of Financial Condition
As of December 31, 2010 and 2009

	2010	2009
Assets		
Cash	$18,142	$42,226
Other assets	9,998	9,674
Total assets	$28,140	$51,900
Liabilities and Member's Equity		
Liabilities:		
Accounts payable	$ 8,186	$27,478
Income taxes payable	1,700	800
Total liabilities	9,886	28,278
Member's equity	18,254	23,622
Total liabilities and member's equity	$28,140	$51,900

The accompanying notes are an integral part of these financial statements.

SHORELINE PACIFIC, LLC

Statements of Operations

For the Years Ended December 31, 2010 and 2009

	2010	2009
Fees	$215,726	$457,871
Expenses:		
General and administrative	137,694	308,308
Income taxes	1,700	1,700
Total expenses	139,394	310,008
Net income	$ 76,332	$147,863

The accompanying notes are an integral part of these financial statements.

SHORELINE PACIFIC, LLC

Statements of Changes in Member's Equity
For the Years Ended December 31, 2010 and 2009

	Member's Equity
Balance at January 1, 2009	$ 60,279
Contributions	58,809
Withdrawals	(243,329)
Net income	147,863
Balance at December 31, 2009	23,622
Contributions	1,300
Withdrawals	(83,000)
Net income	76,332
Balance at December 31, 2010	$ 18,254

The accompanying notes are an integral part of these financial statements.

SHORELINE PACIFIC, LLC

Statements of Cash Flows
For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income	$ 76,332	$ 147,863
Adjustments to reconcile net income to net cash provided by operating activities:		
Other assets	(324)	650
Accounts payable	(19,292)	(3,755)
Income taxes payable	900	(900)
Net cash provided by operating activities	57,616	143,858
Cash flows from financing activities:		
Contributions	1,300	58,809
Withdrawals	(83,000)	(243,329)
Net cash used in financing activities	(81,700)	(184,520)
Net decrease in cash	(24,084)	(40,662)
Cash:		
At the beginning of the year	42,226	82,888
At the end of the year	$ 18,142	$ 42,226

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements
For the Years Ended December 31, 2010 and 2009

1. Summary of Significant Accounting Policies

General - Shoreline Pacific, LLC is a limited liability company established in August 2000. The last date on which Shoreline Pacific, LLC is to dissolve is December 31, 2045. On April 3, 2001, the National Association of Securities Dealers, Inc. approved Shoreline Pacific, LLC's membership. Shoreline Pacific, LLC provides financing and financial advisory services to public companies. Shoreline Pacific, LLC will not hold customer funds or safekeep customer securities. Shoreline Pacific, LLC is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulators Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

Basis of Accounting and Use of Estimates - The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Resent Accounting Pronouncement - In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" ("SFAS 168"). SFAS 168 establishes the FASB Accounting Standards Codification (the "Codification") as the single source of authoritative nongovernmental U.S. GAAP. The Codification is effective for interim and annual periods ending after September 15, 2009. The adoption of SFAS 168 did not have a material effect on Shoreline Pacific, LLC's financial condition.

Fair Value - Shoreline Pacific, LLC has adopted the provisions of SFAS No. 157, as amended by FSP FAS 157-1 and FSP FAS 157-2 ("SFAS 157", codified as "ASC 820").

Fair Value Hierarchy - ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs) or reflect Shoreline Pacific, LLC's own assumptions of market participant valuation (unobservable inputs). In accordance with ASC 820, these two types of inputs have created the following fair value hierarchy:

Level 1 - Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

ASC 820 requires the use of observable market data if such data is available without undue cost and effort.

Measurement of Fair Value - Shoreline Pacific, LLC measures fair value as an exit price using the procedures described below for all assets and liabilities measured at fair value. When available, Shoreline Pacific, LLC uses unadjusted quoted market prices to measure fair value and classifies such items within Level 1. If quoted market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based or independently-sourced market parameters such as interest rates and currency rates. Items valued using internally generated models are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be inputs that are readily observable. If quoted market prices are not available, the valuation model used generally depends on the specific asset or liability being valued.

The following table presents Shoreline Pacific, LLC's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2010:

	Level 1	Level 2	Level 3	Total
Cash	$18,142	$---	$---	$18,142

The following table presents Shoreline Pacific, LLC's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2009:

	Level 1	Level 2	Level 3	Total
Cash	$42,226	$---	$---	$42,226

Realized gains and losses are recorded when securities are sold using the first in, first out cost method unless specifically identified.

Accounts Receivable - Shoreline Pacific, LLC provides its services to customers on an open credit basis. Shoreline Pacific, LLC's accounts receivable are due from such customers and are generally uncollateralized. Shoreline Pacific, LLC uses the reserve for bad debt method of valuing doubtful accounts receivable which is based on historical experience, coupled with a review of the current status of existing receivables. Bad debt expense totaled none and none for the years ended December 31, 2010 and 2009.

Revenue Recognition - Shoreline Pacific, LLC's revenues are recognized when earned.

Expense Recognition - Shoreline Pacific, LLC's expenses are charged to expense as incurred.

Income Taxes - Shoreline Pacific, LLC adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") on January 1, 2009, codified as "ASC 740". The adoption of ASC 740 had no effect on the financial statements of Shoreline Pacific, LLC. ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Shoreline Pacific, LLC classifies the liability for unrecognized tax benefits as current to the extent that Shoreline Pacific, LLC anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.

No provision has been made for income taxes because the taxable income of Shoreline Pacific, LLC is included in the income tax returns of the member, except the case where Shoreline Pacific, LLC is charged a fee for doing business in that state. Consequently, income taxes are minimal.

Tax years that remain open for examination include 2006, 2007, 2008, 2009, and 2010.

Concentration of Credit Risk - Financial instruments that potentially subject Shoreline Pacific, LLC to a concentration of credit risk principally consist of cash and accounts receivable.

At times, cash may be in excess of federally insured limits.

For the year ended December 31, 2010, approximately 41%, 25%, 22%, and 10% of fees were from four customers. For the year ended December 31, 2009, approximately 48%, 18%, and 12% of fees were from three customers.

Comprehensive Income - Shoreline Pacific, LLC has no components of comprehensive income other than its net income and, accordingly, comprehensive income is the same as the net income for the years ended December 31, 2010 and 2009.

2. Related Party Transactions

During 2010 and 2009, Shoreline Pacific, LLC distributed $83,000 and $243,329 to its member.

During 2010 and 2009, Shoreline Pacific, LLC received $1,300 and $58,809 from its member.

3. Net Capital Requirements

Shoreline Pacific, LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires both the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 and 2009, Shoreline Pacific, LLC had net capital of $8,256 and $13,903. Net capital is $3,256 and $8,903 in excess of its required net capital of $5,000. At December 31, 2010 and 2009, Shoreline Pacific, LLC's ratio of aggregate indebtedness to net capital was 1.20 to 1 and 2.03 to 1.

4. Subsequent Events

Shoreline Pacific, LLC's management has evaluated subsequent events through February 18, 2011, the date on which the financial statements were issued, and identified no subsequent events.

Supplementary Information

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO SANTA CLARA

Report of Independent Auditors on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Member:

We have audited the accompanying financial statements of Shoreline Pacific, LLC as of and for the year ended December 31, 2010, and have issued our report thereon dated February 18, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the following pages are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplementary information contained in the following page has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Rowbotham & Company LLP

San Francisco, California
February 18, 2011

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
5201 GREAT AMERICA PKWY, SUITE 320, SANTA CLARA, CA 95054 TEL. (408) 850 - 7295 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM
Member of the AICPA and PCAOB

SHORELINE PACIFIC, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2010

Net Capital

Total member's equity from statement of financial condition	$18,254
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition:	
Other assets	(9,998)
Net capital before haircuts on securities position	8,256
Haircuts on securities	---
Net capital	$ 8,256
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 659
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital required)	$ 5,000
Excess net capital	$ 3,256

Aggregate Indebtedness

Total liabilities from statement of financial condition	$ 9,886
Less non-aggregate indebtedness	---
Total aggregate indebtedness	$ 9,886
Ratio: Aggregate indebtedness to net capital	1.20 to 1

SHORELINE PACIFIC, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2010

Shoreline Pacific, LLC is exempt from Rule 15c3-3 of the Securities and Exchange Commission ("Rule 15c3-3") and operates pursuant to section (k)(2)(ii) of Rule 15c3-3.

SHORELINE PACIFIC, LLC

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission
As of December 31, 2010

Reconciliation of differences between Computation of Net Capital as filed by Shoreline Pacific, LLC in Part IIA and computation contained in supplementary information to the financial statements:

Net capital as reported by Shoreline Pacific, LLC in Part IIA	$ 9,955
Differences:	
Audit adjustment to correct income taxes payable	(1,700)
Rounding	1
Net capital as reported in the financial statements	$ 8,256

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO SANTA CLARA

Report of Independent Auditors on Internal Control

To the Member:

In planning and performing our audit of the financial statements and supplementary information of Shoreline Pacific, LLC (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
5201 GREAT AMERICA PKWY, SUITE 320, SANTA CLARA, CA 95054 TEL. (408) 850 - 7295 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM
Member of the AICPA and PCAOB

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham & Company LLP

San Francisco, California
February 18, 2011

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO SANTA CLARA

To the Members
Shoreline Pacific, LLC
655 Montgomery Street, Suite 1010
San Francisco, CA 94111

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7, General Assessment Reconciliation) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Shoreline Pacific, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7, General Assessment Reconciliation. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, check copies and cash disbursements journals, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting that total revenues were $215,726 as compared to $215,548;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, not applicable, none;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, not applicable, none.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham & Company LLP

San Francisco, California
February 18, 2011

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
5201 GREAT AMERICA PKWY, SUITE 320, SANTA CLARA, CA 95054 TEL. (408) 850 - 7295 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DECEMBER 31ST, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052879 FINRA DEC
SHORELINE PACIFIC LLC 11*11
655 MONTGOMERY ST STE 1010
SAN FRANCISCO CA 94111-2629

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ED SMITH (415)-246-7502

2. A. General Assessment (item 2e from page 2) $ 539

B. Less payment made with SIPC-6 filed (exclude interest) (353)
7/25/2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 186

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 186

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 186

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SHORELINE PACIFIC, LLC
(Name of Corporation, Partnership or other organization)

Ed Smith
(Authorized Signature)

Dated the 7TH day of FEBRUARY, 20 11.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 20 10 and ending 12/31, 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 215,548

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 215,548

2e. General Assessment @ .0025 $ 539

(to page 1, line 2.A.)

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of SAN FRANCISCO

On 02/23/11 (Date) before me, ROBERT MALCOLM CORNING, NOTARY PUBLIC (Here Insert Name and Title of the Officer)

personally appeared H.P. KLEIMAN (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ ~~is/are~~ subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity~~(ies)~~, and that by his/her/their signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

ROBERT MALCOLM CORNING
COMM. #1835475
Notary Public-California
SAN FRANCISCO COUNTY
My Comm. Exp. FEB 19, 2013

Place Notary Seal Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Robert Malcolm Corning (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ____________

Document Date: ____________ Number of Pages: ____________

Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ____________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____________

Signer Is Representing: ____________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ____________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ____________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____________

Signer Is Representing: ____________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here